Exhibit 10.26

May 21, 2019
Johanna Mercier
Dear Johanna,
Gilead Sciences, Inc. (“Gilead”) is pleased to offer you the position of Chief Commercial Officer (CCO) of Gilead. In this role you will report to Gilead’s Chief Executive Officer (“CEO”), Daniel O’Day, and will have responsibility for Gilead’s core commercial portfolio, not including Kite Pharma, Inc. You will join Gilead’s Leadership Team and be based in our Foster City, California headquarters. We would expect you to start on July 1, 2019 or such earlier date as may be agreed to by the CEO (such date, the “Start Date”).
We are very excited about the possibility of you joining Gilead, and we look forward to working with you in our innovative company. The following outlines the specific terms of our offer:
Annual Compensation. Your base salary on an annualized basis will be $1,000,000, less taxes, payable bi-weekly.
You will be eligible to participate in Gilead’s annual corporate bonus program, including with respect to 2019. Your target bonus will be 100% of annual base salary. Based on your 2019 annualized base salary, your target bonus would be $1,000,000. Your actual bonus payout, which, for 2019, will be pro-rated based on the number of days between the Start Date and December 31, 2019, can range from 0% to 150% of this target based on the achievement of individual and corporate performance goals as established by the Compensation Committee (the “Compensation Committee”) of Gilead’s Board of Directors (the “Board”).
In addition to an initial equity award as described below, you will be eligible to participate in Gilead's annual equity award program, under which awards are typically granted in the first quarter of the year. For 2020, the aggregate target grant date value for your equity awards will be $3,500,000. Currently, 25% of the aggregate target value of such annual equity awards is comprised of stock options, 25% is comprised of restricted stock units (RSUs), and the remaining 50% is comprised of performance share unit awards (PSUs). The actual award breakdown will be determined by the Compensation Committee prior to grant, and the number of shares subject to each of these grants will be determined based on the assumptions used by Gilead at the time of grant to value equity awards for purposes of Gilead’s financial reporting. These awards will be subject to the standard terms utilized for grants to the Gilead Leadership Team. The target grant values and equity vehicles are reviewed on an annual basis and subject to change as determined by the Compensation Committee.
New-Hire Equity Awards. You will be granted equity awards with an aggregate target grant date value of $5,500,000 following your Start Date (your “New-Hire Equity Awards”), in lieu of annual equity award grants for 2019. Your New Hire Equity Awards will be made under the Gilead Sciences, Inc. 2004 Equity Incentive Plan, as amended (the “Equity Incentive Plan”), with $2,000,000 of the awards granted in the form of restricted stock units (RSUs) intended to replace the value of unvested equity awards forfeited from your current employer, $1,750,000 granted in the form of stock options and $1,750,000 granted in the form of performance-based restricted stock unit awards (PBSUs). The actual number of shares subject to each of these grants will be determined based on the assumptions used by Gilead at the time of grant to value equity awards for purposes of Gilead’s financial reporting. Your New-Hire Equity Awards will be subject to the standard terms utilized for grants to the Gilead Leadership Team under the Equity Incentive Plan as approved by the Compensation Committee prior to the time of this offer, including the following:

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The exercise price for your stock options will be no less than the fair market value per share of Gilead common stock on the grant date. The fair market value per share for that date will be determined in accordance with the provisions of the Equity Incentive Plan. You will be notified of the details after your options have been granted. Your options will vest and become exercisable for 25% of the option shares upon your completion of one year of employment with Gilead, measured from the grant date, and will vest and become exercisable for the balance of the option shares in a series of successive equal quarterly installments upon your completion of each successive three-month period of continued employment with

Gilead over the next three years. The options will have a maximum term of ten years, subject to earlier termination upon or following your cessation of employment.

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Your RSUs will vest, and the underlying shares of Gilead common stock issued to you, in a series of four successive annual installments upon your completion of each year of continued employment with Gilead over the four-year period measured from the award date. Each RSU that vests will entitle you to one share of Gilead common stock.

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Your PBSUs will vest based on the extent to which you attain the performance goal(s), as established for you within the first 90 days of your employment, and subject to your continued employment with Gilead until the completion of the applicable performance period. The performance period for the performance goal(s) will be set at the time the performance goal is established and approved by the Compensation Committee, and the combined performance period for all of your performance goals typically will not exceed five years. To the extent a performance goal is not attained within the established performance period for that performance goal, the PBSUs tied to that performance goal will be forfeited. For each PBSU that vests in accordance with such vesting provisions, you will receive one share of Gilead common stock following the completion of the applicable performance period and the Compensation Committee’s certification of the attained performance goals. In the event of your death or permanent disability, your PBSUs will be subject to pro-rated vesting. In each case, the issuance of vested shares will be subject to Gilead’s collection of all applicable withholding taxes.

Sign-On Bonus. To offset the value of your annual bonus and unvested equity awards forfeited from your current employer and to compensate for other economic consequences of accepting this offer, you will receive a one-time cash payment of $2,500,000 (the “Sign-On Bonus”). Your Sign-On Bonus will be paid to you in two equal installments. The first installment of $1,250,000 will be paid with your first payroll check subsequent to the Start Date and, subject to your continued employment, the second installment of $1,250,000 will paid with the first payroll check subsequent to the first anniversary of the Start Date. In the event that your employment is terminated by Gilead for Cause (as defined in the Equity Incentive Plan) or by you without Good Reason (as defined below), prior to your completion of one year of service, you will be required to repay the first installment of the Sign-On Bonus to Gilead. Your repayment obligation, if applicable, is due in full to Gilead within ninety days following your employment termination date.
In the event that, during your first two years with Gilead, your employment is terminated by Gilead without Cause (as defined in the Equity Incentive Plan) or if you voluntarily terminate for Good Reason (as defined below), you will become 100% vested in any of your remaining unvested New Hire Equity Awards and the full Sign-On Bonus, subject to your execution and non-revocation of a waiver and general release of claims within the time period specified by and in the form then provided by Gilead. In such circumstances, any unvested PBSUs granted as part of your New Hire Equity Awards will vest based on target performance and any stock options granted as part of your New Hire Equity Awards will remain exercisable until the first anniversary of your termination date. Any unpaid portion of the Sign-On Bonus will be paid to you within 60 days of such termination date. The stock options, RSUs and PBSUs will be subject, in all respects except as specifically set forth herein, to the terms and conditions of an award agreement that will be provided to you.
As used in this letter, “Good Reason” means the occurrence of any of the following events or conditions: (i) an adverse change in your employment status, title, position or responsibilities as CCO (including reporting responsibilities); (ii) a reduction in your annual base compensation or any failure to pay you any compensation or benefits to which you are entitled within 30 days of the date due; (iii) a reduction in your target bonus or annual equity award opportunity prior to the first anniversary of the Start Date; or (iv) Gilead requires you to relocate to any place outside a 50 mile radius of the greater Foster City, California area, except for reasonably required travel on the business of Gilead or any subsidiary.

Relocation Assistance. Because your role requires you to be based in our Foster City headquarters, Gilead will provide you with certain relocation benefits to support your work in Northern California. Subject to the following paragraph, Gilead will enroll you in our home marketing, Buyer Value Option (BVO) Program, administered by our relocation vendor, The MIGroup. Gilead, through The MIGroup, will cover all non-recurring transaction costs in connection with the sale of your current home and (if you so elect) purchase of a new home, for up to five years from your Start Date. This includes the real estate commission, typical seller closing costs, and typical purchase closing costs associated with the purchase of a new home. A complete policy will be provided to you by The MIGroup, subject to the terms hereof. The MIGroup also will arrange to have your household goods moved to your new location utilizing the company contracted carrier.
Gilead will provide you with up to 12 months of temporary accommodations in a fully furnished corporate apartment. Gilead and its relocation vendors will assist you with the selection and billing for these accommodations. Following such period of temporary accommodations, to assist you when working in a significantly higher cost housing area compared to your previous housing area, you may elect to receive from Gilead either the mortgage subsidy or the rental subsidy described in the following two paragraphs.
If you elect to purchase a home, Gilead will (as noted above) reimburse you for 100% of the transaction costs associated with your home purchase. All non-recurring transaction costs in connection with purchase of a new home will be covered by Gilead, through the MI Group. This includes the typical purchase closing costs associated with the purchase of a new home. A complete policy will be provided to you by The MIGroup. The new home purchase must be within five years of your Start Date. In addition, Gilead will provide you a mortgage subsidy. The subsidy is an amount of money to be used only to help you purchase a home in the new location by reducing the mortgage’s interest rate for a period of time so that you can transition into a higher cost area. You cannot use the mortgage subsidy for any purpose other than to reduce (temporarily) the interest rate on your loan. In order to be most tax advantageous to you, we will allow you to configure this subsidy in any manner you choose, provided it follows all legal guidelines for tax-favored treatment by Gilead. The mortgage subsidy is provided exclusively through The MIGroup for up to five years. The annual distribution is set on a reducing scale basis and the total subsidy amount is capped at $500,000.
Alternatively, if you elect to rent a home, Gilead will provide you with a rental subsidy. The Rental Subsidy Program (RSP) is provided for a maximum of 24 months and paid in two annual advance, lump sum installments. The first 12 month payment will be issued within 10 days of your request and the second 12 month payment will be paid on the first anniversary of your first payment. The RSP you are eligible for is limited to $100,000 annually. The RSP payments are considered taxable income and will be paid net of taxes.
You will be provided a miscellaneous relocation allowance of $20,000, paid net of taxes as soon as administratively possible. This is intended to cover miscellaneous expenses such as utilities installation, auto license and registration, and any other expenses not provided elsewhere under Gilead’s relocation policy.
If your employment should terminate within two years of your Start Date, the full cash amount of this relocation package including, but not limited to, any moving costs, temporary housing costs, transaction costs, lump sums and associated tax gross-ups accepted by you is due and payable to Gilead within 90 days after your last date of employment, except that you will have no such repayment obligation if your employment is terminated by Gilead without Cause (as defined in the Equity Incentive Plan) or by you for Good Reason (as defined above).
Additional Benefits. Gilead provides a comprehensive company-paid benefits package including health, dental, vision, life, and long-term disability insurance plans. You are eligible for health and welfare benefits if you are a full-time employee working 30 hours or more (unless otherwise specified). You will need to enroll for medical, dental and vision coverage within 31 days of your hire date, or you will not be eligible to enroll until the next open enrollment, unless you have a qualifying life event. Upon completion of enrollment within such 31 day period, your coverage begins effective as of your Start Date.

At the next enrollment date, you will be eligible to participate in our Employee Stock Purchase Plan (“ESPP”) that offers you the opportunity to contribute up to 15% of your earnings, up to the IRS maximum, through payroll deductions to purchase Gilead stock at 85% of the lower of the closing price at the date of enrollment or purchase. ESPP enrollment occurs two times a year.
Additionally, we offer a 401(k) plan, which provides you with the opportunity for Pre-tax, Roth After-tax and Additional After-tax savings by deferring from 1-50% of your annual salary, subject to IRS maximums. Gilead will match 100% of your Pre-tax and/or Roth After-tax contributions to the plan up to a maximum company contribution of $12,000 per year. More detailed information regarding your benefits will be provided at your New Employee Orientation, shortly after you begin employment.
As an employee, you are covered under Gilead’s Workers Compensation insurance policy. This policy applies to all employees who become ill or injured on the job. Gilead’s Workers Compensation carrier is XL Insurance America, Inc. Claims are handled by Sedgwick, a Third Party Administrator, at 1-855-336-0983.
You will be entitled to severance benefits in accordance with the terms and conditions of the Gilead Sciences, Inc. Severance Plan. A copy of this plan will be provided to you.
For your information, we have enclosed a Benefits Summary outlining Gilead's benefits programs. We will arrange for you to meet with a member of our benefits staff to review your benefits package and enroll in the various programs. Please note that, as an executive, you will not accrue paid time-off but will instead have the flexibility of taking time off at your discretion in accordance with the business needs of the corporation.
Additional Terms. All compensation provided to you, including any cash or equity-based compensation, will be subject to Gilead’s collection of the applicable withholding taxes, and unless otherwise specifically stated above, Gilead will not gross-up or make whole for any such taxes.
Gilead intends to honor your ongoing confidentiality obligations and you agree to abide by Gilead’s strict company policy that prohibits any new employee from using or bringing with them from any prior employer any proprietary information, trade secrets, proprietary materials or processes of such former employers. Upon starting employment with Gilead, you will be required to sign Gilead’s Confidential Information and Inventions Agreement (“CIIA”) for Employees indicating your agreement with this policy. At the termination of your employment, you will be reminded of your continuing duties under the CIIA. Please read this policy and the CIIA carefully.
You and Gilead will also enter into Gilead’s standard form of indemnification agreement with its executive officers. During your employment with Gilead and for a period of not less than six (6) years after your employment with Gilead terminates, Gilead will cover you under directors and officers liability insurance in the same amount and to the same extent as Gilead covers its other executive officers and directors.
You will also be required to fill out the electronic Employment Eligibility Verification (Form I-9). This electronic form will be sent to you via email. On your first day of employment, please bring the necessary documents that establish your identity and employment eligibility.
You understand and agree that Gilead does not desire or intend to acquire from you any trade secrets or confidential proprietary information you may have acquired from others, including former employers. Therefore, you agree that during the term of your employment with Gilead, you will not bring to Gilead any such trade secrets or confidential proprietary information, nor will you use or disclose any trade secrets or confidential proprietary information of any former or concurrent employer, or any other person or entity with whom you have an agreement or to whom you owe a duty to keep such information in confidence. Further, you agree and represent to Gilead by signing below that as of the Start Date you will not be subject to any other agreement or any other previous or existing business relationship which conflicts with or restricts the full performance of your duties and obligations to Gilead (including your duties and obligations under this or any other agreement) during the term of your employment, except for any agreements described on Attachment A.

In the event of a claim against you by your current or former employer: (i) arising out of or related to any agreement that purports to limit or restrict your ability to work for Gilead of the nature described on Attachment A, or (ii) otherwise by reason of your status as an officer or employee of Gilead, Gilead hereby agrees to indemnify and hold you harmless against, and directly to pay as incurred or advance the attorney’s fees and costs incurred in defending against the claim (with the legal counsel of your choice, subject to Gilead’s consent, which shall not be unreasonably withheld, and for avoidance of doubt Gilead consents to your retention of Sullivan & Cromwell LLP in connection with any such claim), and any amounts that you may be required to pay to your current or former employer in connection with such claim. Gilead’s agreement to provide such indemnity and advancement is in addition to any obligations under Delaware law, its certificate of incorporation and bylaws, and the indemnification agreement referenced earlier in this letter and is subject to any applicable standard of conduct required under Delaware law. Subject to the foregoing, Gilead’s agreement under this paragraph to provide indemnity and advancement is revocable upon notice by Gilead in the event that you have knowingly and intentionally breached any legal obligation to your current or former employer to an extent that would fall within the definition of Cause, including with respect to misuse or disclosure of any confidential, proprietary, or trade secret information, other than in connection with any purported noncompetition, nonsolicitation or nondisparagement obligation.
If you are prevented from working for Gilead (i) for any period of time, (ii) in any particular location, or (iii) in any particular subject area or function, because of the enforcement or threatened enforcement of a written agreement between you and your current or former employer (or other legal restriction arising from your employment with your current or former employer), Gilead will use reasonable efforts to modify your job duties for such period of time as necessary during your employment with Gilead. If Gilead determines that it is unable to modify your job duties in a manner such that you are eligible to perform your role while employed with Gilead, you understand and agree that you may be placed on a paid leave of absence for the period of time for which you are unable to proceed with your active employment with Gilead and shall be recalled to the position of CCO in accordance with this offer once any restrictions on your ability to perform services while employed with Gilead are abated or removed, and that any such action shall not constitute “Good Reason” under this letter. During any such paid leave of absence, you will continue to receive your base salary, target bonus and annual equity award opportunity, and such paid leave of absence will not adversely affect (i) the vesting of any outstanding equity awards (including your New-Hire Equity Awards) or your Sign-On Bonus, provided that any performance conditions will be established so as to accommodate such leave of absence in a manner that does not materially diminish the compensation that would have been expected under the performance goals personal to you, or (ii) any other benefits provided under this offer; provided, however, that such amounts shall be offset by any amount paid to you by a former employer in satisfaction of any restrictive covenant period.
Further, you agree and represent to Gilead by signing below that you have never been terminated, suspended, or otherwise disciplined by an employer or organization for conduct that was alleged to be in violation of that employer/organization’s personnel policies, including but not limited to policies concerning harassment, discrimination, or other misconduct.
You agree by signing below that Gilead has made no other promises other than what is outlined in this letter. It contains the entire offer Gilead is making to you. In case of any conflict between this letter and the terms of any other letter or agreement, this letter will be controlling. Our agreement can only be modified by written agreement signed by you and Gilead’s representative. You also agree that should you accept a position at Gilead, the employment relationship is based on the mutual consent of the employee and Gilead. Accordingly, either you or Gilead can terminate the employment relationship at will, at any time, with or without cause or advance notice. You should also note that Gilead may modify wages and benefits from time to time at its discretion.
This offer of employment is effective for 10 days from the date of this letter. The offer is also contingent upon successful background and reference checks and Gilead’s review. If all of the foregoing is satisfactory, please sign and date within 10 days.

I am excited to have you join the Gilead Leadership Team as the new leader of Gilead’s commercial organization and look forward to working with you on the organization’s short and long-term success.

Sincerely,

Daniel O’Day
CEO and Chairman

Foregoing terms and conditions hereby accepted:
Signature: /s/ Johanna Mercier
Name: Johanna Mercier
Date: May 23rd 2019

ATTACHMENT A
A Non-Compete/Non-Solicitation Agreement and General Release, dated Oct. 2, 2017, between Bristol-Myers Squibb Company (the “Current Employer”) and Johanna Mercier
Equity award and other compensation agreements with the Current Employer which purport to impose noncompetition, nonsolicitation and/or nondisparagement obligations on Mercier for up to 12 months following termination of employment.